Sparrow Interactive

Entertainment · Software · App · Mobile · Game

Sparrow InterActive is creating a mobile game to disrupt a pay to win genre

DARKLINWARS.COM COLUMBUS NORTH CAROLINA


WHAT IS WRONG WITH. . .
PAY TO WIN?



As a gamer myself, I saw an opportunity in the RTS genre to create something different. To break the pay to win model and cater to the players. They LOVE this genre and the communities it fosters, but they have been trampled on by companies that are just trying to make fast money.

Matt Lobel President @ Sparrow Interactive

Why you may want to support us...

1. Revenue model that allows players to compete on a level playing field
2. Unique gameplay with a focus on creating an enjoyable player experience
3. Strong community of over 2,000 interested players that is growing by an average of 5% per week
4. Already generating revenue, which is extremely rare for Alpha software
5. Mobile gaming market is over $68B with >10% growth predicted over the next 10 years
6. Realtime strategy games have some of the highest retention and spending rates in the industry

Why investors ❤ us

WE'VE RAISED $75,100 SINCE OUR FOUNDING



In my experience developers often times but as many obstacles between them and the customers as possible in order not to be bothered. Matt goes out of his way to remove obstacles and to directly communicate with his customers. The customer support he provides is a needed change in this industry. His game concept is also a needed change and the players are responding positively. I look forward to seeing this project advance.

Charles Reuben Harvey

Owner of FUN Knives Inc. Family before Work.

I met Matt and his team almost a year ago and learned of his idea to break away from the pay-to-win (P2W) model that currently plagues the RTS genre. Since then I have followed their progress on a semi-daily basis and have been blown away by not only the development progress, but the level of communication provided. I've been involved with early-game development before and the way Matt utilizes his 'customer-base' at such a early-phase to essentially steer the development is amazing. He is LITERALLY giving the players what they want and using their recommendations. People are hungry for a game that doesn't utilize a P2W model, you can load up any mobile-RTS and you'll instantly realize... read more

Ryan Van Horn

SEE MORE

The founder

MAJOR ACCOMPLISHMENTS



Matt Lobel

President

Founder and President of a 27 year eLearning company with several "first of its kind" innovations in the market. Now creating a new mobile gaming company to fill the void for competitive and fair massively multiplayer real time strategy games.

in

Downloads

- DarklinWars Overview.pdf
- Darklin Wars Pitch.pdf
- RevenueShare RepaymentProjections Final.pdf

Mobile RTS games have a problem

For the last decade, the payment models for mobile real time strategy games have evolved from "pay to play" to "free to play" and now "pay to win". Recently, the genre has taken the "pay to win" model to an extreme, and that has created a problem for players and an opportunity for us.

The evolution of Pay to Win

Early payment models for mobile games followed traditional boxed games. . . you paid for the software and then downloaded it. However, a new model quickly evolved in which players could download a crippled version of the game and "unlock" features if they enjoyed playing it.

This lasted for a while, but players began to demand more and more features be available for free. Developers, caught between pleasing their players and trying to generate revenue, created the current model which is Free to Play, but Pay to Win. This satisfied the Free to Play players at first because they could access more content. It also satisfied the developers as they were able to generate strong revenue. It only worked for a little while though. . .

The current state of Pay to Win

In the massively multiplayer real time strategy genre (MMORTS) there is a predictable cycle that Pay to Win has created. **Every** pay to win MMORTS game experiences this cycle.

01: A new server opens up.

02: Players surge onto the new server and invite friends. Thousands join.

03: Quickly, however, a handful of players start to spend large amounts of money on in-game rewards (chests, gems, gold, etc. . .) that allow them to level up much more rapidly than others. Alliances comprised of free to play players disappear as they cannot compete.

04: These "Superplayers" begin to prey on weaker players, continuously beating them, causing many players to quit playing. These players fall into two camps, but their reasons for quitting are markedly similar.

- Small non-spending players are beaten so often they grow discouraged and quit
- Larger modestly spending players are beaten by "Superplayers" and quickly learn that modest spending does nothing to stop the big spenders. They also quit in frustration at the game imbalances caused by unlimited spending.

05: Servers that started with 1,000 to 5,000 players shrink to 100-300 players that are comprised of a few large spenders and those players that love the social part of the game. Spenders eventually leave as well, realizing their investment of hundreds or thousands of dollars was pointless as now the server they poured money into is dead.

This entire cycle happens within 3-4 months of the launch of a server, which is why developers in this genre launch new servers almost daily.



01 SERVER OPENS
02 INITIAL SURGE
03 ALLIANCES CONSOLIDATE
04 PLAYERS PURGED
05 SERVER DIES
Lifecycle of a MMORTS Server
Allowing paying players to purchase in-game benefits in unlimited quantities leads to the death of servers and loss of long-term revenue.

How does Darklin Wars fix this?

The crux of the problem is the structure of the spending that takes place.

Pay to Win games offer in-app purchases that directly impact a player's ability to grow or fight... in other words win. The bigger problem is that they allow players to purchase as many of them as they can afford, which creates the "Superplayers".

In Darklin Wars we have no in-game chests, gold, gems or any other advantage available for sale to players, outside of our subscription. This breaks the pay to win cycle and keeps players in the game, thus dramatically increasing long term revenue opportunities!

What about free to play players?

There are players that can genuinely not afford to pay for playing. Sometimes because of economic situations personally, and sometimes because the economies of the countries where they live make it unfeasible. We empathize with these players and want them to be able to enjoy a competitive game.

It is for that reason that we structured the game to allow free to play players to obtain the same boosts and buffs as paying players by watching in-app rewarded video ads. The structure of these ads ensures that the game is generating enough revenue from these players to be profitable while providing them with the same experience as subscribers in terms of game play.


Both free to play and players that subscribe have access to the same in-game boosts and buffs. In our model both also generate revenue for us.
Rewarded Video
Free to Play
Boosts/Buffs
Subscribers

How did this project start?

In January of 2019, we began to design Darklin Wars with a mission in mind. . .

That mission is to disrupt the real time strategy genre by moving away from the "pay to win" model, and creating a game that is focused on great gameplay while being supported through a combination of subscriptions, in-app reward videos and cosmetics.

Creating this revenue structure enables us to retain a much higher percentage of players, thus opening up more avenues for long term revenue generation. Rather than simply viewing a player as a "one-off" purchase, the team at Darklin Wars wants to develop a long term relationship with its players and community.



January 2019 - The game was just a bunch of concept artwork!

What a difference a year makes!

Over the course of the last year, we completed a demo of the project as a proof of concept and are now in the Alpha phase of the final game, only a couple of months away from a Beta release and 3-4 months from putting this software in the app stores.


Alchemy Lab
Combine Energy to Discover New Spells
(Discovery costs 100 of each energy type assigned)
Primus
Secundus
Tertius
Quartus
Reset
Combine
Runa Darkstep
Master Seer
Runa lives in the realm, but her devotees say that she shadow-walks. We do not know the truth in this, but no matter how she comes by her knowledge, she is a powerful ally to have in the struggle for supremacy.
Select
INFO
RECALL
X:1000 Y:1000

Alpha Screens - key functionality is being actively developed.

Others have joined the journey. . .

A key to success is having others share the journey you are on. At the start we had only our five team members and a couple of excited fans. Since then we created a Patrons program and have had 44 individuals financially back our development and volunteer to test the software as we continue to develop it, identifying bugs and helping to accelerate our iterations.

In addition to our Patrons, we have over 200 players that volunteer their time to play test our Alpha application. There are an additional 1,800 players that have expressed an interest in playing the game when it is available for Beta testing (Alpha testing is not for everyone!). Our list of players is growing at an average of 6% per week as word of what we are doing is getting out.

Where are we at now?

The project has been developed from concept through to early Alpha and we are pushing forward a little more each day. What we need in order to meet our desired launch timeline is to add additional programmers and quality assurance team members. That is where this raise comes in.



3%
5%
7.5%
40.5%
12%
12%
20%
Programming
Quality Assurance
WeFunder
Audio/Video FX
Artwork
Project Managment
PR/Marketing

The initial $50,000 of this raise will get us to the finish line with a refined game ready to launch in the app stores. Raising additional funding, up to our $105,000 goal, will provide us with the funds needed to add in more bells and whistles, along with a nice operating cushion and a bump up for our marketing budget.

Releasing in early 2021

By getting our funding finalized, we will be able to add the additional QA and development staff to push hard and release this game in early 2021. The market is ready, the fans are eager and we are ready to be a disrupter in the space.

Thanks for considering joining us in making the RTS genre competitive and fair for players everywhere.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create mobile video games that are social and strategic with a strong focus on customer service and the player experience.

Where will your company be in 5 years?

In 5 years, we hope to be the premier mobile game company with a reputation in the industry for genuinely caring about their players. Players will want to try our games based on reputation alone. These are forward-looking projections and are not guaranteed.

Why did you choose this idea?

As a gamer myself, I saw an opportunity in the RTS genre to create something different. To break the pay to win model and cater to the players. They LOVE this genre and the communities it fosters, but they have been trampled on by companies that are just trying to make fast money.

How far along are you? What's your biggest obstacle?

We are in alpha development with a test base of 200 users playing the game as we continue to put in features.

To date, our biggest obstacle is simply funding. We would like to bring on additional developers to speed the process and get the game to market quicker.

Who competes with you? What do you understand that they don't?

There are many companies in the MMORTS space. What they are all ignoring is the dissatisfaction with the pay to win model that is prevalent in the genre. Since they are all making money, they are ignoring the resentment that is building (and has been for a while). The market is ripe for a non-pay to win game to come on the scene and disrupt the marketplace.

How will you make money?

We will generate revenue through a subscription model, based on a $9.95 per month rate. We anticipate that 20% of our active users will subscribe to get the substantial benefits it offers.

Non-subscribers will generate revenue for us through in-app reward videos. Viewing these videos will allow them to match the benefits of subscribing. Our rewards are set up so that an active free to play user that keeps up using videos will generate close to the same revenue per month as a subscriber.

We will sell cosmetic enhancements to players that will allow them to look unique in the game world or interact with the game world in unique visual ways. We believe that these will generate an additional 10% of revenue beyond the subscriptions.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is that a competitor who already has a large user base will change their business model to directly compete with us on a subscription basis.

The market is already set up for our business to succeed, as there are few competitors like it and a growing need for a video game model like ours. Our challenge is simply getting the word out to as many players as possible.